

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 6, 2019

Richard A. Manson
Chief Financial Officer
Olympic Steel, Inc.
22901 Millcreek Boulevard
Suite 650
Highland Hills, Ohio 44122

Re: Olympic Steel, Inc.
Registration Statement on Form S-3
Filed May 31, 2019
File No. 333-231873

Dear Mr. Manson:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Heather Clark at 202-551-3624 with any questions.

Sincerely,

Division of Corporation Finance
Office of Transportation and Leisure